January 24, 2020

Gareth Genner
Chief Executive Officer
T Stamp Inc.
75 5th St NW, Suite 2290
Atlanta GA, 30308

       Re: T Stamp Inc.
           Draft Offering Statement On Form 1-A
           Submitted December 30, 2019
           CIK: 0001718939

Dear Mr. Genner:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

Dilution, page 12

1. Please consider including pro forma capitalization information reflecting the shares to be issued in this offering at both the minimum and maximum levels. In addition, to the extent this offering will trigger automatic conversion of the convertible loans and/or SAFEs at either the minimum or maximum levels, ensure that such conversion is adequately explained and properly reflected in your pro forma capitalization tables.
 Gareth Genner
FirstName LastNameGareth Genner
T Stamp Inc.
Comapany NameT Stamp Inc.
January 24, 2020
Page 2
January 24, 2020 Page 2
FirstName LastName
Plan of Distribution and Selling Securityholders
Plan of Distribution, page 13

2. It appears that you will be using Seedinvest.com to "provide technology tools to allow for the sales of securities in this offering." Please provide a brief description of the material terms of the agreement with Seedinvest.com and file such agreement as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part III to Form 1-A.
         In addition, please revise to clarify whether the Seedinvest platform is a marketing platform or whether it is registered as a broker dealer or funding portal.
Liquidity and Capital Resources, page 23

3. Please disclose the minimum number of months you will be able to conduct your planned operations with currently available capital resources if you do not raise additional capital from this offering.
Trend Information, page 25

4. This section appears to contain financial projections, including those related to future revenues. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them. Revise to disclose all material assumptions underlying the projections and provide details about the bases for the projections. As part of your response, explain how you have a reasonable basis to project results five years in the future given your particular circumstances and limited operating history.
Security Ownership of Management and Certain Securityholders, page 27

5. Please revise the beneficial ownership table to disclose the beneficial ownership of T
         Stamp LLC. Refer to Item 403(a) of Regulation S-K. Also, revise to disclose each natural person who has or shares voting and/or dispositive power over the shares held by FSH Capital LLC. Finally, while you disclose the number and percentage of
         Series A preferred stock held, you do not present these shareholders' as-converted common stock ownership or voting percentages. Please include this
         information for clarity and completeness.
 Gareth Genner
FirstName LastNameGareth Genner
T Stamp Inc.
Comapany NameT Stamp Inc.
January 24, 2020
Page 3
January 24, 2020 Page 3
FirstName LastName
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology